July 19, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 2 to
           Form 1-A filed July 9, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2019 letter.

Amended Form 1-A filed July 9, 2019

General

1. We note your response to our prior comment 4. We also note that your exclusive forum provision selects the United States federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
      1933. Please describe this provision in your offering circular, including the scope of the provision and the relevant forum for litigation. In addition, provide risk factor disclosure regarding this provision. Additionally state that there is uncertainty as to whether a court would enforce such a provision.
       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please
 Carl Grant
Sun Kissed Industries, Inc.
July 19, 2019
Page 2

contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



FirstName LastNameCarl Grant                            Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                        Division of Corporation
Finance
July 19, 2019 Page 2                                    Office of
Transportation and Leisure
FirstName LastName